INVESCO CAPITAL MARKETS, INC.
                           3500 Lacey Road, Suite 700
                            Downers Grove, IL 60515


                                                                  March 27, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re:      Invesco Unit Trusts, Series 1765 (the "Trust")
         Securities Act File No. 333-216870


Dear Sir or Madam:

   In accordance with Rule 477 under the Securities Act of 1933, as amended, Invesco Capital Markets, Inc., Depositor of the Trust (the "Depositor"), respectfully makes this application to withdraw Amendment No. 1 to Registration Statement on Form S-6 (the "Amendment" ) with such withdrawal to be effective as of the date hereof. The Amendment was filed with the Securities and Exchange Commission on March 27, 2017 (accession number 0001528621-17-000886).

   No securities have been sold pursuant to the Amendment. The reason for such withdrawal is that the Amendment was intended to be filed as the initial registration statement under a different registrant name associated with the Depositor, but the filing was made incorrectly utilizing the registrant name associated with the Trust.

   If you have any questions, please feel free to contact Bill Belitsky of Paul Hastings LLP at (212) 318-6097.

                                                               Very truly yours,

                                                             /s/ John F. Tierney
                                                             -------------------
                                                                  Vice President